September 6, 2005


Room 4561


William Swain
Secretary and Chief Financial Officer
GraphOn Corporation
3130 Winkle Avenue
Santa Cruz, California 95065

Re:	GraphOn Corporation
	Amendment No. 1 to Form S-1
      Filed August 10, 2005
	File No. 333-124791

	Supplemental response dated August 10, 2005 to comment on Form 10-Q for the Fiscal Quarter Ended March 31, 2005
	Filed on May 23, 2005
	File No. 0-21683

Dear Mr. Swain:

      	This is to advise you that we received and reviewed your amendment to the above registration statement and consistent with the scope of our limited review as described in our prior comment letter dated June 9, 2005, we have the following additional comments.

Amendment No. 1 to Form S-1

Certain Transactions

1. With respect to prior comment one from our last letter, please tell us the exemption from registration relied upon with respect to the sale by Mr. Wesinger that is referenced in your response. Also, describe the facts relied upon that led the company to conclude that the exemption was available.

Financial Statements
2. Please update the financial statements pursuant to Rule 3-12 of Regulation S-X. Also, please include currently dated consents of independent accountants in the next amended registration statement.

Item 15. Recent Sales of Unregistered Securities
3. We note your response to prior comment four requesting that you describe more precisely the nature of the transaction and aggregate amount or value of the non-cash consideration received for the 9,599,993 share issuance on January 31, 2005. Please advise us as to the precise mechanics of this agreement allowing partial credit against the price of your securities.

Form 10-Q for the Fiscal Quarter Ended March 31, 2005
Note 3.  2005 Private Placement, Page 6

4. We note that you do not believe that a beneficial conversion feature existed because the holders of the preferred stock did not have the option to convert their shares. Tell us what authoritative literature you relied upon to make this determination. That is, clarify why you believe that the preferred stock is not within the scope of EITF 98-5 and 00-27. Also, since it appears that the preferred stock is not a "conventional convertible debt instrument", that you may be within the scope of EITF 00-19. See paragraph 4 of
EITF 00-19. If so, the instrument must satisfy the conditions outlined in paragraph 12 to 23 of EITF 00-19 to avoid a classification as a liability.

*  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      You may contact Steven Williams at (202) 551-3478 or Stephen Krikorian, Branch Chief-Accounting, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters.  Please contact Neil Miller at (202) 551-3442 or me at
(202)
551-3462 or Barbara C. Jacobs, Assistant Director at (202) 551-
3730
with any other questions.



      			Sincerely,



      Mark P. Shuman
      Branch Chief-Legal




Cc:	Ira I. Roxland, Esq. (via facsimile)
      Sonnenschein Nath & Rosenthal LLP
      1221 Avenue of the Americas
      New York New York 10020
      Fax No.: (212) 768-6800
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Mr. William Swain
GraphOn Corporation
September 6, 2005
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